January 31, 2025

David Lesser
Chief Executive Officer
Power REIT
301 Winding Road
Old Bethpage, New York 11804

       Re: Power REIT
           Registration Statement on Form S-3
           Filed January 24, 2025
           File No. 333-284503
Dear David Lesser:

       We have conducted a limited review of your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3
General

1. We note your disclosure that the greenhouse portfolio secures a loan, which
       Greenhouse Loan is currently in default. It appears that a material event of default occurred after the fiscal year ended December 31, 2023, which audited financial statements have been incorporated by reference in the filing. The occurrence of a material default would render you ineligible to use Form S-3 until the filing of your next Form 10-K. Please clarify when the default occurred and provide us with your analysis of your ability to register securities on Form S-3 at this time. Refer to General
       Instruction I.A.4 of Form S-3. For additional guidance, please see Question 115.16 of
       Securities Act Forms Compliance and Disclosure Interpretations.
 January 31, 2025
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Ruairi Regan at 202-551-3269 or Pam Howell at 202-551-3357 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Leslie Marlow, Esq.